UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

November 10, 2005

Tom S. Kusumoto
Chief Executive Officer and Chief Financial Officer
Black Mountain Capital Corporation
Suite 613, 375 Water Street
Vancouver, British Columbia, Canada V6B 5C6

 Re: Black Mountain Capital Corporation
  Form 20-F for the Fiscal Year Ended December 31, 2004
  Form 6-K for the Fiscal Quarter Ended March 31, 2005
  File No. 0-13966

Dear Mr. Kusumoto:

    We have reviewed your response dated November 3, 2005 to
our comment letter dated October 18, 2005. We have completed our
review of your Form 20-F and related filings and have no further
comments at this time.

Sincerely,

Michael Moran
Branch Chief
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